Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each

The Company was notified on 30 March 2009 of the following transactions by a Director and Persons Discharging Managerial Responsibility (“PDMR”):

On 30 March 2009, Ken Hanna (a Director) acquired 27 ordinary shares in the capital of the Company at a price of £5.32 per share through participation in the Company’s all-employee share incentive plan.

Following these transactions, Ken Hanna now has an interest in 294,111 shares. He also has a conditional interest in a further 326,698 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

On 30 March 2009, Chris Van Steenbergen (a PDMR) acquired 26 ordinary shares in the capital of the Company at a price of £5.32 per share through participation in the Company’s all-employee share incentive plan.

On 4 March 2009, Jim Cali (a PDMR) acquired 7,443 ordinary shares in the capital of the Company, being the service and performance related elements of an award made under the 2005-2006 cycle of the Company’s Bonus Share Retention Plan (“BSRP”), which vested on 4 March 2009. These shares were acquired for nil consideration.

On 30 March 2009, Jim Cali disposed of 7,249 ordinary shares in the capital of the Company, which vested on 4 March 2009 under the 2005-2006 cycle of the Company’s BSRP, at a price of £5.24 per share.

On 4 March 2009, Jim Cali acquired 12,626 ordinary shares in the capital of the Company as a result of maturity of awards made under the Company’s Long Term Incentive Plan (“LTIP”). These include dividend shares received from the 2004-2006 cycle previously deferred into trust and vesting of the 2006-2008 cycle. These shares were acquired for nil consideration.

On 30 March 2009, Jim Cali disposed of 7,499 ordinary shares in the capital of the Company which vested under the 2004-2006 and 2006-2008 cycles of the Company’s LTIP on 4 March 2009, at a price of £5.24 per share.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

31 March 2009